EXHIBIT 99.1

RADA Reports New Orders for Recorders Worth $5 Million in December 2012

Press Release: RADA Electronic Industries Ltd. – January 7, 2013

NETANYA, Israel, Jan. 7, 2013 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (RADA) announced today that it received in Dec 2012 new orders totaling $5 million from a major customer in Asia. The orders are for digital video recorders, head-up display cameras, and ground debriefing stations.

Deliveries will be made during 2013 and 2014.

Zvika Alon, RADA CEO, commented: "These new orders confirm that our avionics products continue to generate stable income for the Company. In addition to this firm base, we anticipate future growth will come from sales of inertial navigation systems and ground radars."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Avionics Systems and Upgrades, Inertial Navigation Systems for air and land applications, and Tactical Land Radars for Force and Border Protection.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Company Contact:
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com